Rule 17j-1 Personal Investment Activities of Investment Company Personnel

The following components of the ThomasLloyd Capital LLC Written Supervisory Procedures (WSP) constitute the “Code of Ethics” required by Rule 17j-1 under the Investment company Act, as amended.  Listed below are the required elements of a Code of Ethics, the page of the Firm’s WSP where that element is addressed, and the portion of the WSP that addresses the specific element.

1.

Initial Holding Reports

WSP page 9

Securities Accounts - Each registered representative will provide, in writing: (1) to the CCO not later than 10 days after the date of employment, a list that is not more than 45 days old of all “covered” securities in accounts where the registered representative is the direct or indirect beneficial owner, (2) to the Firm (DP) prior to opening or placing an initial order in, a securities account with another NASD member (the executing member); and (3) the executing member of his/her association with the employer member.

2.

Quarterly Transaction Reports

WSP pages 29 & 30

Employee Accounts and Transactions

For purpose of Sections E and F hereof, the term “employee account” shall include accounts of;

a.

all associated persons;

b.

an employee;

c.

an employee’s spouse;

d.

children of employees and the children’s spouses, provided that they reside in the same household with, or are financially dependent upon, the employee;

e.

any other account in which an employee has a beneficial interest or over which he/she has control, including the power, directly or indirectly, to make investment decisions; and

f.

independent contractors.

Employee accounts may be held with other broker/dealers or financial institutions provided that the CCO is promptly provided duplicate confirmations and duplicate monthly account statements.

.

Restrictions on Trading

Orders for employee accounts or discretionary trades must be clearly identified as such on order tickets.

In addition to complying with the policies and procedures contained herein the following transactions are not permitted in employee accounts without the prior consent of the CCO (which will be permitted only in special circumstances):

a.

front running;

b.

purchasing new offerings in the initial distribution; and

c.

trading against firm positions.

Supervisory Reviews

All transactions in employee accounts shall be reviewed by the CCO or his/her designee.  Such review shall be evidenced in writing on an internal record.

All confirmations of transactions in employee accounts away from the Firm shall be submitted at least quarterly to the CCO or his/her designee and reviewed upon receipt.  Review shall be evidenced in writing on an internal receipt.

Each employee shall execute a written certification stating that the Firm’s policies and procedures regarding the detection and prevention of the misuse of material, non-public information have been explained and that he/she understands the importance of strict adherence to such policies and procedures.  Failure to comply with these policies and procedures may result in sanctions, including dismissal, substantial personal liability, and criminal penalties.

Each employee shall execute a written certificate disclosing the identity of every employee account annually, as defined in Section D.1. above.

The certificates shall be re-executed as requested by the CCO.

4.

Annual Holdings Report

WSP page 30

Each employee shall execute a written certificate disclosing the identity of every employee account annually, as defined in Section D.1. above.

The certificates shall be re-executed as requested by the CCO.

5.

IPO’s and Private Placements

WSP page 8

No registered person or associated person can obtain and utilize for his/her own benefit any Firm confirmation.  Nor can they undertake or induce any action which would harm any customer or the Firm.

No registered person shall participate in the placement of "exempt" securities (private placements) or in any IPO without the previous written consent of the CCO.